Mail Stop 0308
	June 27, 2005

Philip W. Roizin
Executive Vice President, Finance and Administration
Brookstone, Inc.
One Innovation Way
Merrimack, New Hampshire 03054

          Re:	Brookstone, Inc.
	Preliminary Schedule 14A
	Filed May 25, 2005
	File No. 0-21406
	Schedule 13E-3
	Filed May 25, 2005

Dear Mr. Roizin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	We note that there are numerous filers listed on your Schedule
13E-3 and we have asked you to add additional filing persons. To the extent applicable, please respond to each comment below for each new filing person.

Schedule 13E-3
1. Rule 13e-3 requires each issuer and affiliate engaged in a going-private transaction file a Schedule 13E-3 and provide all required disclosures. The staff takes the position that members of senior management of the issuer that is going private are affiliates of that issuer. In particular, disclosure in your preliminary Schedule 14A indicates that certain members of senior management may be in a position to "control" the surviving company within the meaning of Exchange Act Rule 12b-2. Please identify these members of management and add them as filing persons on the Schedule 13E-3 or explain why they should not be so included. Focus on those executive officers and members of senior management who will make an equity investment in OSIM Brookstone Holdings, L.P. (see page 67 of the proxy statement), and any other Brookstone affiliates who will retain or obtain an equity interest in the company going forward.
2. We note that Brookstone Holdings Corp. is owned by OSIM International Ltd., J.W. Childs Associates, L.P., and Temasek Capital
(Private) Limited. We believe these entities are also engaged in the going private transaction. Please add them as filing persons on the
Schedule 13E-3 or explain why they should not be so included.  See
Section II.D.3 of the Division of Corporation Finance "Current Issues and Rulemaking Projects" outline, dated November 14, 2000 and available on the SEC website at www.sec.gov.
3. See comment 2 above regarding the need to add OSIM
International,
J.W. Childs Associates and Temasek Capital as filers on the Schedule
13E-3. The disclosure on page 56 references an investor group that
"includes" these three entities, which will provide $240,000,000 to partially fund the merger. The use of the term "includes" implies that there are other members of the investor group. Please disclose.
Note that to the extent that there are additional members of that group who are providing a significant portion of the financing for the merger, you may also have to add those additional parties as filing persons on the Schedule 13E-3.
4. We note that a significant portion of the funding for the merger will come from a note offering by an affiliate of Brookstone. In your response letter, tell us the identities of the persons who have committed to purchase the senior unsecured notes.
5. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-
3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comments.
For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act
Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3 in his or her individual capacity. For existing filers on the Schedule 13E-3, it appears that some required disclosure for persons other than the company may have been omitted. For example, it appears that some other filers engaged a financial advisor in connection with this transaction, but no Item
1015 disclosure is included. Please revise.
6. General Instruction C to Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. Please revise to ensure that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for all filing persons, including those added in response to the preceding comments.

Financial Statements
7. We note that you have incorporated by reference the financial statements for the year ended January 29, 2005 and that you included in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. The pro forma data set forth in paragraphs (b) and (c)(6) of Item 1010 is also required. Please revise your disclosure or tell us why the pro forma financial data is not required.

Exhibits
8. Please file each of the management agreement and the management reinvestment agreement described on page 64 of your proxy statement as exhibits to this Schedule 13E-3. Refer to Item 1016 (d) and
(e)
for guidance. With respect to the remaining agreements described on page 64 and subsequent pages of your proxy statements, file the form of those agreements as exhibits.

Schedule 14A
9. Please fill in the blanks in the proxy statement.
Summary Term Sheet
10. Please consolidate the disclosure in this Summary Term Sheet, the
Question and Answer section and the Summary section to avoid duplication of the same information.
11. We note the disclosure on pages 56-7 that a significant portion of the funding for the merger is subject to the approval by the shareholders of a filing person (OSIM). It is not clear form the additional disclosure there whether this vote is assured by virtue of the share ownership of Mr. Ron Sim. If this approval is not assured, please disclose the existence of this contingency in the summary term sheet.
12. We note your disclosure that the special committee determined that "the merger agreement and the transactions contemplated by the merger agreement were advisable and fair to, and in the best interests of, us and our stockholders." Please revise here and throughout the filing to more clearly articulate whether the going private transaction is substantively and procedurally fair to unaffiliated stockholders. See Item 1014(a) of Regulation M-A.
As
currently disclosed, it is unclear whether the board has made a fairness determination directed to the unaffiliated stockholders, as required by Item 1014, or a fairness determination directed to Brookstone, Inc., that includes all stockholders.
13. In the subsection "Termination Fee," please provide a brief discussion on the consequences and risks to both Brookstone and its unaffiliated shareholders if the proposed merger is not consummated for any reason, such as termination of the agreement. In addition, discuss Brookstone`s plans if termination occurs.

Questions and Answers About the Annual Meeting and the Merger

What will I receive in the merger?, page 5
14. In the discussion of the treatment of stock options and deferred or restricted stock awards, you state that holders of those securities will receive compensation in the merger only if they have
"been identified by [you] to Parent." Have you made, or will you make, available a list of all security holders who have been identified to the acquirors in this regard? Have you notified any security holders of their absence in the records provided to the acquirors? Has any security holder identified himself or herself to you as having been omitted from your disclosure to the acquirors? Can holders of options, restricted or deferred stock awards identify themselves to Parent in order to receive payment for those securities in the merger? Please clarify.
15. See our last comment above asking you to clarify the treatment of restricted and deferred stock awards and options under the merger agreement. If such securities held by affiliates are being treated differently in the merger than those held by others, this fact should be specifically disclosed in the proxy statement. If for example, the only such securities that have been "identified" to Parent are those held by officer and directors of Brookstone, please disclose.



What are the consequences of the merger to our directors and executive officers?, page 6
16. Please disclose the impact under Mr. Anthony`s Change in Control
Agreement if the merger is approved but is not consummated.
17. Refer to the second to last paragraph in this section (at the top of page 7). Identify the additional executive officers and members of senior management of the Company who may reinvest a portion of their merger consideration in equity securities of Parent`s affiliate, and may also be awarded profit-sharing interests in that affiliate. To the extent known, approximately describe their interests in Parent`s affiliate going forward. Finally, to the extent that such individuals are not added as filers pursuant to comment 1 above, consider whether their ongoing equity interest in Parent`s affiliate and their special participation in profit-sharing dictates that they are "engaged" in this going private transaction and should be included as filers on the Schedule 13E-3. To the extent that you add disclosure here, please do the same to the similar disclosure on page 64 under "Management Reinvestment."

What will I need to do in order to receive the consideration I will be entitled to receive in respect of my stock options, deferred stock awards or restricted stock awards?, page 8
18. See comment 14 above. Explain in your disclosure how shareholders entitled to vote on the merger and who also hold options and/or deferred or restricted stock awards may learn before the vote how those securities will be treated in the merger. This information is obviously relevant to a voting decision on the merger.

Summary, page 10
19. Please provide an organizational chart that shows how the ownership of Brookstone, Inc. will be structured after completion of the merger including the members of Brookstone management who will retain an indirect interest in Brookstone and the owners of Brookstone Holdings Corp.

Conditions to the Closing, page 18
20. Rather than simply referring to the "availability of funds" to complete the merger as the relevant condition, expand to describe the most significant conditions to the receipt of those funds. For example, we note that OSIM`s obligation to fund the merger is subject to the approval of its shareholders.


Cautionary Statement Concerning Forward-Looking Information, page
21
21. We note the disclaimer that you do not undertake any obligations to update or publicly release any revisions to the forward-looking statements or reflect events or circumstances. This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-3(f)(1)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Please confirm that the proxy statement will be amended and re-circulated to comply with those rules as necessary.

Other Participants, page 22
22. Disclose here and throughout the proxy statement the names of the
members of senior management who, along with Mr. Anthony, will participate in the merger.
Special Factors, page 26
23. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See Rule
13e-3(e)(1)(ii).   Please revise the proxy statement to include
this
information in a "Special Factors" section in the beginning of the document.

Background of the Merger, page 26
24. See comments 2 and 3 above regarding the need to add as filers on the Schedule 13E-3 additional parties, including the members of the investor group that will own the company going forward. In the Background section, you detail meetings between the financial advisors of the members of the investor group (such as Alpha Advisory and Goldman, Sachs & Co.) and the company. Once, as we requested above, you added the members of the investor group as filers on the
Schedule 13E-3, you must describe in considerable detail the "reports, opinions or appraisals" provided by their financial advisors that are materially related to this transaction. See Item
1015 of Regulation M-A, as well as the information about the advisors required by Item 1015(b). In this regard, please be aware that Item
1015 encompasses both oral and written contacts between the parties, and is not limited to reports specifically prepared in contemplation of the merger if such reports are otherwise material to this transaction. See SEC no-action letter: Charles L. Ephraim (September
30, 1987).
25. Explain why the board waited until March 21, 2005 to form the special committee, despite the fact that negotiations with the investor group regarding this transaction had commenced in 2003.
26. Here or in following sections of the proxy statement where you identify the members of the special committee, please explicitly describe the scope of and limitations on the special committee`s authority with respect to this transaction. For example, did the special committee have the authority to reject an acquisition by the investor group? Was it charged with negotiating with other interested parties who submitted offers for the company? Could it solicit third party offers?
27. See our last comment. It appears from the disclosure in this section that the board of directors not the special committee conducted negotiations with the potential alternate third party bidder. Explain why. Given the potential conflicts of interest of members of senior management due to their participation in this transaction (which caused the board to form the special committee), why was the special committee not charged with negotiating with the third party?
28. Please expand the disclosure to discuss in additional detail why the board chose to enter into the merger agreement while the third party offer from another buyer remained outstanding, at a higher price range. Your expanded disclosure should also elaborate on how things were left with the third party buyer (see the last paragraph of this section on page 38).

Reasons for the Merger, page 38
29. We note your belief that the merger was more favorable to stockholders than any other alternative reasonably available to the company, including continued organic growth and geographical expansion. Please clearly state whether any strategic alternatives to an acquisition were ever discussed. As appropriate, expand your disclosure to address all alternatives considered and fully discuss why each alternative was rejected. Discuss the benefits and the risks associated with each alternative, and indicate why the alternatives were deemed inferior to the going-private merger. Please refer to Item 1013(b) of Regulation M-A. Your revised disclosure must include the alternatives considered by all filing persons.
30. Refer to the fifth bullet point in this section. We note that the fairness opinion provided by CIBC addressed the fairness to the security holders "other than any [m]anagement [p]articipant," which includes the affiliates of those management participants. We also note that there could be affiliates other than those management participants. We further note that Item 1014 of Regulation M-A requires a fairness determination as to the unaffiliated security holders. Explain how the special committee, the board of directors and the other filing persons were able to arrive at their determination of fairness in light of the fact that CIBC`s fairness opinion appears to be addressed to both affiliated and unaffiliated security holders.
31. Refer to the third bullet point in the list of procedural safeguards on page 40. Please explain how the special committee`s legal and financial advisors were deemed independent, given that they are also the advisors for Brookstone, Inc.
32. Refer to the sixth bullet point in this section (on page 39). Please clarify this very long single-sentence paragraph. Specifically, explain whether the break up fee would be owed if the company determined to withdraw from the merger agreement to enter into an alternate transaction with the third party buyer group with which it had been negotiating.
33. In the introductory sentence leading up to each listing of factors, you state that the special committee considered the factors.
It is not until the last paragraph of this section that you reference the board of directors. Since the board acts for the company, you must discuss the factors considered by the board and how it analyzed each to find that the merger is fair to the unaffiliated shareholders of the company. If it did not separately analyze, the board may adopt the analysis and conclusion of the special committee but must do so explicitly. Please revise.

Opinion of CIBC World Markets Corp., page 42
34. With respect to each analysis, discuss its meaning and significance, include the tables that show the results obtained from each analysis, explain how the results obtained were converted into the related reference range, describe how the results obtained compare to the specific terms and value of the transaction, and compare how the results support the ultimate conclusion of fairness.
Refer to Item 1015(b)(6) of Regulation M-A.
35. Refer to your statement (in the first sentence, second full paragraph) on page 44 that "[t]his summary is not a complete description of CIBC World Markets` opinion or the financial analyses performed and factors considered..." This broad disclaimer is inconsistent with your obligations under Item 1015 of Regulation M-A.
Please delete. In addition, expand this section of the proxy statement to detail all of the factors considered and the analyses performed by CIBC.

Selected Companies Analysis, page 45
36. Expand your discussion to more adequately describe the bases on which the selected companies were chosen for comparison by CIBC
World
Markets. Please also clearly identify the precedent going-private transactions used in comparison.



Discounted Cash Flow Analysis, page 46
37. Disclose how CIBC determined that perpetuity rates of 4-5%, a terminal value of 17.5x, and discount rates of 12% to 14% and were the most appropriate indicators of value. Disclose the industry averages. Provide similar information with respect to the multiples and required internal rate of return in the leveraged buyout analysis.

Leveraged Buyout Analysis, page 47
38. We note that the leveraged buyout analysis included in the April
14 board presentation (page 23) was prepared with merger consideration of $20 per share instead of $20.50 per share. Please clarify which merger consideration CIBC used in its analysis. If CIBC used $20 per share in its analysis, revise this section accordingly and explain how this analysis supported its conclusion.
Finally, revise the disclosure relating to the fairness determination made by the filing persons to address the use of $20 per share as merger consideration by CIBC in this analysis.

Other Factors, page 47
39. Please revise the second bullet point to state whether CIBC considered the projected results for 2008 and 2009, both of which are included in its board presentation materials.
40. Please quantify the premiums described in the third bullet point.

Miscellaneous, page 48
41. Please disclose the percentage of total consideration upon which
CIBC`s compensation is based and describe in greater detail any material relationship that existed in the past between you and CIBC
World Markets during the past two years preceding the time you retained them as your financial advisor on the merger. Also, quantify the compensation received or to be received as a result of the past relationship between you and your affiliates, and CIBC World
Markets or its affiliates.  See Item 1015(b)(4) of Regulation M-A.







Position of Mr. Michael Anthony as to Fairness, page 48

Position of Parent, Acquisition, OSIM Brookstone Holdings, L.P.
and
OSIM Brookstone Holdings, Inc. as to Fairness, page 50
42. Please note that each filing person must independently make a determination as to whether the transaction is procedurally and substantively fair to unaffiliated shareholders. See Item 1014(a) of
Regulation M-A and Q&A No. 5 in Exchange Act Release No. 34-17719 (April 13, 1981). The current disclosure indicates that the filings persons` determination of fairness was primarily based upon the findings of the special committee. Please note that if any person engaged in the going private transaction did not individually analyze the factors in support of their fairness determination and is relying on CIBC`s analysis and fairness opinion to satisfy any of the Item 1014 requirements, that person must expressly adopt the analysis and conclusion of any other filing person. Refer to Item 1014(b) of Regulation M-A and Question & Answers Nos. 5 and 21 in Exchange Release No. 34-17719 (April 13, 1981).
43. Revise your document to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for your fairness determination in accordance with Item 1014(b)
of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated stockholders (i.e., how each factor was analyzed) is inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988). For example, we note the lack of a going concern value, the lack of a quantification of the liquidation value and the indicated value. If any of these factors were disregarded or not considered despite being material, please discuss the reasons why those factors were disregarded or not considered. If any of these factors indicated a higher value than the $20.50 per share to be paid to the shareholders, your discussion should address that difference and include a statement as to the basis for the belief that the transaction is fair despite the difference in value. See Questions
20 and 21 in Exchange Act Release No. 17719 (April 13, 1981) for guidance in revising your disclosure.
44. For each filing person, including those listed above, Mr. Anthony and the company, discuss how each considered the fact that the company`s common stock traded near or above the merger price within the twelve months preceding the merger agreement.




Purposes, Reasons and Plans for the Company after the Merger, page
51
45. Revise to clarify why the filing persons are undertaking the transaction now as opposed to other points in Brookstone`s operating history. See Item 1013(c) of Regulation M-A.
46. We note the disclosure indicating that Brookstone "will not be subject to the obligations and constraints, and the related direct and indirect costs and personnel requirements, associated with having publicly traded equity securities." Please describe in greater detail the obligations and constraints to which you refer, and quantify the cost savings as a result of not being a publicly-traded company.

Financing of the Merger, page 55
47. We note that OSIM`s shareholders must approve OSIM`s obligations under its equity commitment letter and that Mr. Sim holds approximately 257 million ordinary shares of OSIM. Please disclose whether those shares are sufficient to obtain the necessary shareholder approval and disclose the percentage of OSIM`s outstanding ordinary shares that Mr. Sim`s shares represent.

Material U.S. Federal Income Tax Consequences, page 68
48. We note your disclosure that this section summarizes "certain" of the material federal income tax consequences of the merger.
Please
ensure that you discuss all such material consequences.

Certain projections, page 71
49. We note your disclosure of some of the financial projections provided to CIBC. We also note the more extensive projections included in CIBC`s presentation to your board of directors on April
14, 2005. Please include here the financial projections provided to
CIBC in full, including the projections for fiscal years 2008 and 2009.

The Merger Agreement (Proposal No. 1), page 74

Amendment and Waiver, page 90
50. Please disclose whether you will re-solicit proxies if material conditions of the merger agreement are waived. If you do not intend to re-solicit proxies in the event of waiver of material conditions, disclose the associated risks.


Information Regarding the Transaction Participants, page 95
51. Please ensure that the description of the business experience of the individuals included in this section describes the principal business of the entity in which each individual worked. We note, for example, the descriptions for Mr. Sim, Mr. Kiat, and Mr. Lau.

Adjournment or Postponement of the Annual Meeting (Proposal No.
2),
page 102
52. Please provide more details about the circumstances under which you would postpone the meeting and for how long.

* * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons` disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Matthew Benson at (202) 551-3335 or, in his absence, to the undersigned at (202) 551-3619 with any questions you may have.

						Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
								  Acquisitions

cc:	David Walek, Esq.
	Jason Cole, Esq.
	Ropes & Gray LLP
	Fax - (617) 951-7050
??

??

??

??

Philip W. Roizin
Brookstone, Inc.
June 27, 2005
Page 8